EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

February 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Tim Buchmiller Office of Life Sciences

Re:	Withdrawal of Acceleration Request OS Therapies Incorporated Registration Statement on Form S-1 (No. 333-284631)

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated (the “Company”), this letter will serve to withdraw the request for acceleration of the above-referenced Registration Statement filed as correspondence via EDGAR on Tuesday, February 4, 2025.

The Company is no longer requesting that such Registration Statement be declared effective at 4:30 p.m., Eastern Time, on Thursday, February 6, 2025, and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Paul A. Romness, MPH

February 5, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Tim Buchmiller Office of Life Sciences

Re:	Withdrawal of Acceleration Request OS Therapies Incorporated Registration Statement on Form S-1 (No. 333-284631)

Ladies and Gentlemen:

OS Therapies Incorporated hereby withdraws the request for acceleration of the above-referenced Registration Statement filed as correspondence via EDGAR on Tuesday, February 4, 2025.

We are no longer requesting that such Registration Statement be declared effective at 4:30 p.m., Eastern Time, on Thursday, February 6, 2025, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

OS Therapies Incorporated

By:	/s/ Paul A. Romness
Paul A. Romness
President and Chief Executive Officer